EX 21

SUBSIDIARIES OF COFFEE PACIFICA, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Uncommon Grounds, Inc.	California
Coffee Pacifica PNG Ltd.	Papua New Guinea
New Guinea Peaberry Coffee, Inc.	Nevada